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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              Borders Group, Inc.
                                (Name of Issuer)

                                    Common
                         (Title of Class of Securities)

                                   099709107
                                 (CUSIP Number)


                                 March 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.:  099709107

1.    NAMES OF REPORTING PERSONS.  Dreman Value Management, L.L.C.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           I.R.S. No. 223499132

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)
           (b)


3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.     SOLE VOTING POWER
           745,320

    6.     SHARED VOTING POWER
           0

    7.     SOLE DISPOSITIVE POWER
           8,425,745

    8.     SHARED DISPOSITIVE POWER
           0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           8,425,745

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)   |_|


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           10.93%


12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           Registered Investment Advisor

Item 1.    (a)  Name of Issuer:  Borders Group, Inc.

           (b)  Address of Issuer's Principal Executive Offices
                     500 E. Washington Street
                     Ann Arbor, MI  48104

Item 2.    (a)  Name of Person Filing:  Dreman Value Management, L.L.C.
           (b)  Address of Principal Business Office or, if none, Residence:
                     10 Exchange Place
                     Jersey City, NJ 07302
           (c)  Citizenship:  State of Delaware
           (d) Title of Class of Securities: Common
           (e) CUSIP Number: 099709107

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b)  |_|  Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c);

           (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e)  |X|  An   investment    adviser   in    accordance    with
                     ss.240.13d-1(b)(1)(ii)(E).

           (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

           (g) |_| A parent holding company, in accordance with ss.240.13d-1(b)(ii)(G);

           (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.
           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           (a)  Amount beneficially owned:  8,425,745.
           (b)  Percent of class:  10.93%.
           (c)  Number of shares as to which such person has:

                (i)   Sole  power to vote or to  direct  the  vote:  745,320
                (ii)  Shared power to vote or to direct the vote: 0
                (iii) Sole power to dispose or to direct the
                      disposition of:  8,425,745
                (iv) Shared power to dispose or to direct the disposition of: 0

           Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
           If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

           N/A

Item 8.    Identification and Classification of Members of the Group.

           If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

           N/A

Item 9.    Notice of Dissolution of Group.

           Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
           Item 5.

           N/A

Item 10.   Certification.

           (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                           SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:   April 9, 1999   /S/ NELSON WOODARD
                                    Signature

                                    Nelson Woodard
                                    Executive Vice-President


           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements of omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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